NYSE & PSE:  LZB                 News Release           Contact:  Jim Korsnack
                                                            (313) 241-4208



            LA-Z-BOY HAD RECORD FOURTH QUARTER SALES AND EARNINGS;
                   THE FULL YEAR WAS "EXCEPTIONALLY STRONG"


MONROE, MI., June 2, 1994:   La-Z-Boy Chair Company's fiscal fourth quarter
that ended on April 30, 1994 recorded sales up 13% (on a comparable week basis) and net income up 6% vs. last year's fourth quarter. Both sales and earnings were record highs for a fourth quarter.


Details of Financial Results
- - ----------------------------
Fourth quarter sales grew to $241 million vs. $198 million, an increase of 22%; however, the current year's fourth quarter contained 14 weeks vs. 13 weeks in the prior year, therefore sales on a comparable week basis increased 13%. Net income improved 6% to $12.3 million ($.67 per share) from $11.6 million ($.64 per share) last year. Operating profit rose 10%.

For the 53 weeks ended April '94, sales were $805 million, 18% greater than last year's $684 million. Net income before an accounting change increased 27% to $34.7 million ($1.90 per share) vs. $27.3 million ($1.50 per share) last year. After the accounting change, net income was $2.08 per share vs. $1.50 last year.


Chairman Comments
- - -----------------
La-Z-Boy Chairman and President Charles T. Knabusch said, "Fourth quarter sales improved more than expected, and profits exceeded last year's strong numbers. We set many records in 1994, as each of our five divisions had sales gains for the quarter and full year. La-Z-Boy achieved its financial goals thanks to extraordinary employee efforts as well as to an improving economy."

Mr. Knabusch said he expects La-Z-Boy to continue outperforming the U.S. furniture industry. While industry sales currently are forecast to grow five to seven percent annually, La-Z-Boy is targeting increases of 10 percent per year, or a rate of growth at least higher than the industry's.

"It appears likely that we will meet this goal again in fiscal 1995,"
Mr. Knabusch said. "Sales orders in recent weeks have exceeded those of last year's comparable weeks. So, we're off to a good start, but because 1994 sales were exceptionally strong, it's unrealistic to expect another round of double-digit sales percentage increases." The Company's fiscal 1995 selling year is 52 weeks long versus 53 weeks in the year just completed.

"Given continued strength in sales, earnings per share should improve in fiscal 1995, even though profit margins may improve only slightly. The Residential Division's response time to customers and capacity utilization are improving. The La-Z-Boy Contract Furniture Group is bringing out exciting new products. La-Z-Boy Canada has just started opening free-standing stores similar to the La-Z-Boy Furniture Galleries that are proving so successful in the U.S. The Hammary Division's new home theater systems are selling strongly, and plant expansion should strengthen the Kincaid Division's margins."

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             La-Z-Boy Chair Company Financial Information Release      1 of 5
                      CONSOLIDATED SUMMARY OF OPERATIONS              06/02/94

                (Amounts in thousands, except per share data)

                                      FOURTH QUARTER ENDED  (UNAUDITED)
                               ----------------------------------------------
                                    Amounts
                               ------------------
                               Apr. 30,  Apr. 24,            Percent of Sales
                                 1994      1993    % Over    ----------------
                              (14 weeks)(13 weeks) (Under)     1994     1993
                               --------- --------  -------   -------  -------
Sales                          $241,110  $198,432     22%*    100.0%   100.0%
Cost of sales                   176,912   143,291     23%      73.4%    72.2%
                               --------- --------  -------   -------  -------
  Gross profit                   64,198    55,141     16%      26.6%    27.8%

S, G & A                         42,370    35,298     20%      17.5%    17.8%
                               --------- --------  -------   -------  -------
  Operating profit               21,828    19,843     10%       9.1%    10.0%

Interest expense                    644       787    -18%       0.3%     0.4%
Other income                       (352)      432   -181%      -0.2%     0.2%
                               --------- --------  -------   -------  -------
  Pretax income                  20,832    19,488      7%       8.6%     9.8%

Income taxes                      8,492     7,885      8%      40.8%**  40.5%**
                               --------- --------  -------   -------  -------
  Net income                   $ 12,340  $ 11,603      6%       5.1%     5.8%
                               ========= ========  =======   =======  =======

Average shares                   18,308    18,190      1%

Earnings per share                $0.67     $0.64      5%

Dividends per share               $0.17     $0.15     13%

* This is a 13% increase on a comparable per week basis.
** As a percent of pretax income, not sales.

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             La-Z-Boy Chair Company Financial Information Release      2 of 5
                      CONSOLIDATED SUMMARY OF OPERATIONS              06/02/94

                (Amounts in thousands, except per share data)

                                       TWELVE MONTHS ENDED  (AUDITED)
                               ----------------------------------------------
                                    Amounts
                               ------------------
                               Apr. 30,  Apr. 24,            Percent of Sales
                                 1994      1993    % Over    ----------------
                              (53 weeks)(52 weeks) (Under)     1994     1993
                               --------  --------  -------   -------  -------
Sales                          $804,898  $684,122     18%     100.0%   100.0%
Cost of sales                   593,890   506,435     17%      73.8%    74.0%
                               --------  --------  -------   -------  -------
  Gross profit                  211,008   177,687     19%      26.2%    26.0%

S,G & A                         150,700   130,855     15%      18.7%    19.2%
                               --------  --------  -------   -------  -------
  Operating profit               60,308    46,832     29%       7.5%     6.8%

Interest expense                  2,822     3,260    -13%       0.4%     0.5%
Other income                        669     1,727    -61%       0.1%     0.3%
                               --------  --------  -------   -------  -------
  Pretax income                  58,155    45,299     28%       7.2%     6.6%

Income taxes                     23,438    18,015     30%      40.3%**  39.8%**
                               --------  --------  -------   -------  -------
Income before acctg. change      34,717    27,284     27%       4.3%     4.0%
Accounting change                 3,352         -     N/A       0.4%      N/A
                               --------  --------  -------   -------  -------
  Net income                   $ 38,069  $ 27,284     40%       4.7%     4.0%
                               ========  ========  =======   =======  =======

Average shares                   18,268    18,172      1%

Earnings per share:
- - -------------------
  Income before acctg. change     $1.90     $1.50     27%

  Accounting change                0.18         -     N/A
                               --------  --------  -------
  Net income                      $2.08     $1.50     39%
                               ========  ========  =======

  Dividends per share             $0.64     $0.60      7%

** As a percent of pretax income, not sales.

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             La-Z-Boy Chair Company Financial Information Release      3 of 5
                          CONSOLIDATED BALANCE SHEET                  06/02/94

                            (Dollars in thousands)

                                     Audited            Increase
                               -------------------     (Decrease)
                               Apr. 30,  Apr. 24,  -----------------
                                 1994      1993     Dollars  Percent
                               --------- --------- --------- -------
Current Assets
  Cash & equivalents           $ 25,926  $ 28,808  ($ 2,882)    -10%
  Receivables                   183,115   169,950    13,165       8%

  Inventories
    Raw materials                31,867    27,555     4,312      16%
    Work-in-process              29,325    30,598    (1,273)     -4%
    Finished goods               26,676    20,135     6,541      32%
                               --------- --------- --------- -------
      FIFO inventories           87,868    78,288     9,580      12%
      Excess of FIFO over LIFO  (20,632)  (17,801)   (2,831)    -16%
                               --------- --------- --------- -------
        Total inventories        67,236    60,487     6,749      11%

  Deferred income taxes          15,160     9,152     6,008      66%
  Other current assets            4,148     5,065      (917)    -18%
                               --------- --------- --------  -------
    Total Current Assets        295,585   273,462    22,123       8%

Property, plant & equipment      94,277    90,407     3,870       4%

Goodwill                         20,752    21,658      (906)     -4%

Other long-term assets           19,639    15,537     4,102      26%
                               --------- --------- --------- --------
      Total Assets             $430,253  $401,064   $29,189       7%
                               ========= ========= ========= ========

Certain April 24, 1993 balance sheet items have been reclassed for comparability to April 30, 1994.

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            La-Z-Boy Chair Company Financial Information Release       4 of 5
                         CONSOLIDATED BALANCE SHEET                   06/02/94

                           (Dollars in thousands)

                                     Audited           Increase
                               -------------------    (Decrease)
                               Apr. 30,  Apr. 24,  -----------------
                                 1994      1993     Dollars  Percent
                               --------- --------- --------- -------
Current Liabilities
  Current portion of L/T debt  $  2,875  $    542   $ 2,333     430%
  Accounts payable               21,552    20,010     1,542       8%
  Payroll/benefits               29,453    28,411     1,042       4%
  Estimated income taxes          3,882     9,011    (5,129)    -57%
  Other current liabilities      13,701    13,090       611       5%
                               --------- --------- --------- -------
    Total Current Liabilities    71,463    71,064       399       1%

Long-term debt                   52,495    55,370    (2,875)     -5%

Deferred income taxes             6,949     4,857     2,092      43%

Other long-term liabilities       8,435     6,387     2,048      32%

Shareholders' equity
  18,286,689 shares, $1.00 par   18,287    18,195        92       1%
  Capital in excess of par       10,147     8,494     1,653      19%
  Retained earnings             263,348   236,842    26,506      11%
  Currency translation             (871)     (145)     (726)   -501%
                               --------- --------- --------- -------
    Total Shareholders' Equity  290,911   263,386    27,525      10%
                               --------- --------- --------- -------
      Total Liabilities and
      Shareholders' Equity     $430,253  $401,064   $29,189       7%
                               ========= ========= ========= =======

Certain April 24, 1993 balance sheet items have been reclassed for comparability to April 30, 1994.

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             La-Z-Boy Chair Company Financial Information Release      5 of 5
                                                                      06/02/94

Overall:
- - --------
Refer to today's press release for additional comments.

Extra Week in Fourth Quarter:
- - -----------------------------
The fourth quarter ended April 30, 1994 contained 14 weeks compared to 13 weeks in the prior year's fourth quarter. The full year ended April 30, 1994 contained 53 weeks compared to 52 weeks last year.

Sales:
- - ------
While the fourth quarter reflects a 22% sales increase on the Consolidated Summary of Operations, on a per week basis the sales increase was 13%. The full year 18% sales increase was 15% on a per week basis.

Gross Profit:
- - -------------
The fourth quarter ended April 30, 1994 gross profit of 26.6% of sales fell short of the prior year's 27.8% primarily as a result of higher health-care costs. Management is uncertain whether this represents a trend or a one-time event. In any event, management continues to evaluate various steps it can take to help reduce the rate of health-care cost increases.

Other Income:
- - -------------
The $784 (181%) decline in other income for the quarter and $1,058 (61%) decline for the year were due to exchange losses due to the decline in the Canadian currency exchange rate throughout the year and changes in pension-related assumptions which were implemented in the third quarter.

Accounting Change:
- - ------------------
During the first quarter of fiscal year 1994, the Company recorded a change in accounting principle in connection with the issuance of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", by the Financial Accounting Standards Board. This change in accounting principle increased net income and the net deferred tax asset by $3.4 million or $.18 per share.

Capital Expenditures:
- - ---------------------
The 1994 capital expenditures of $17 million exceeded the 1993 and 1992 levels of $12 million. Management is forecasting 1995 capital expenditures to be $19-$24 million.

Additional Information:
- - -----------------------
La-Z-Boy has filed a Form 8-K with the Securities and Exchange Commission via their Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. This filing includes the financial section of the Company's annual report (e.g., Consolidated Statement of Cash Flows, Notes to Consolidated Financial Statements, Management Discussion and Analysis, etc.).